Exhibit 99.1

Global Consumer Electronics Powerhouse Moves Over 500 Agents
to NICE inContact CXone

Technology Innovator, Ranked in The Top 100 of World’s Most Valuable Brands, Moving to the
Cloud to Modernize Customer Experience and Reduce Customer Effort

Salt Lake City, April 4, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced that a global consumer electronics powerhouse, that ranks in the top global brands and the top most respected companies, has selected NICE inContact CXone. The company is moving more than 500 agents to the modern CXone cloud customer experience platform, which will replace an outdated premises-based system.

CXone Omnichannel Routing enables the company to meet its objectives to transform customer experience and reduce customer effort by empowering true omnichannel experiences, and providing modern self-service options. By delivering a unified, personalized view of each customer, expanding reporting capabilities and improving cost effectiveness, CXone addresses challenges the company faced with inflexible on-premises technology. CXone was identified as the superior solution for breadth of tools, ease of use and NICE inContact’s proven cloud industry experience.

NICE inContact CXone Omnichannel Routing empowers companies to seamlessly connect customers to the right agent across any channel and optimize the customer experience across all channels. It met the customer’s wish list for tools while demonstrating outstanding ease of use – the customer found Automatic Contact Distributor (ACD) / Interactive Voice Response (IVR) customization easier and simpler than other solutions.

Large contact centers are increasingly turning to NICE inContact CXone to transform customer experiences based on its proven scalability, reliability, security and functionality. CXone is an extensible, elastic open cloud platform that provides flexibility, enables integration with CRM, other enterprise data and systems or custom applications, and supports rapid and ongoing innovation to differentiate service offerings. Customers who select NICE inContact CXone are looking for a robust contact center solution to help them win in the experience economy by delivering exceptional customer and agent experiences that attract and retain customers and grow revenue. CXone is an integrated and open cloud customer experience platform which enables customer service agents to respond faster and act smarter, delivering a smooth omnichannel customer experience. CXone brings together Omnichannel Routing, Workforce Optimization, Analytics and Automation and Artificial Intelligence on one enterprise-grade, cloud native platform.

“We’re delighted CXone was chosen by a world-leading technology innovator and venerated global brand. To compete and grow in the experience economy of rising expectations and constant change, organizations are looking to transform exceptional customer experiences into market share gains. Companies need a flexible technology platform that is agile and easy to use within customer experience functions,” said Paul Jarman, CEO of NICE inContact. “CXone empowers organizations with all the tools and resources they need to provide fast and smart omnichannel customer service, helping them achieve their business goals.”

NICE inContact CXone is the leading cloud customer experience platform. Only CXone unifies Omnichannel Routing, Omnichannel Analytics, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality).

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s No. 1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is the industry’s largest partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone.NICE inContact is recognized as a market leader by Gartner, Ovum, IDC, Frost & Sullivan, and DMG. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.